September 30, 2004

Edward J. Meehan, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

RE:	Gabelli Utility Trust
      333-118701; 811-09243

Dear Mr. Meehan:

	We have reviewed the registration statement on Form N-2 filed on behalf of the Gabelli Utility Trust on August 31, 2004, for the purpose of registering additional shares to be sold in connection with a transferable rights offering. Your letter dated September
17,
2004 stated that the disclosures in the registration statement are substantially identical to those included in a registration statement with respect to a previous issuance of transferable rights by the Fund (File Nos. 333-105467 and 811-09243), filed on May 22, 2003, as
subsequently amended. Because of the similarity to the previous filing, you requested selective review of the registration statement.
Based on your representations, we limited our review of the filing, and have the following comments:

PROSPECTUS

Cover Page
1. The prospectus states, "For every four Rights that you receive, you may buy one new Common Share of the Fund." Please note that the ratio of a transferable rights offering that is offered at below net asset value should not exceed one new share for each three rights held. Please amend this policy accordingly.

Prospectus Summary
2. Under the heading "Use of Proceeds" on page 4 it states, "the Investment Adviser expects to invest such proceeds in accordance with the Fund`s investment objectives and policies within six months after receipt of such proceeds." Please state the reasons for the expected delay to invest the proceeds from this offering in this section and elsewhere as appropriate.

3. Special Risk Considerations - As stated on page 31, "the Fund may invest up to 25% of its total assets in fixed-income securities rated in the lower rating categories of recognized statistical rating agencies, such as securities rated "CCC" or lower by S&P or "Caa" or lower by Moody`s, Inc." In addition, on page 3 of the Statement of
Additional Information it states, "the Fund may invest up to 10% of its total assets in securities of issuers in default." If appropriate, please include in the Prospectus Summary the risks associated with investing in "Junk Bonds" and issuers in default. In addition, please consider changing the heading "Special Risk Considerations" to "Risks."

Table of Fees and Expenses
4. Please disclose in a footnote to the fee table that other expenses include the expense from short sales.

5. On page 5 under the heading "Information Regarding the Investment
Adviser" it states, "the Fund pays the Investment Adviser a monthly fee at the annual rate of 1.00% of the Fund`s average weekly net assets." However, in the fee table on page 9, the management fee is
1.21%. Please reconcile the apparent inconsistency. In addition, please supplementally explain footnote (2) to the fee table that explains the calculation for the waiver of advisory fees.

The Subscription Price
6. Please explain supplementally the calculation for the subscription price.

Forward-Looking Statements
7. The section entitled "Special Note Regarding Forward-Looking Statements" (page 43) attempts to limit liability for forward-looking statements. Please delete them. Statements relating to investment companies and statements made in connection with initial public offerings are excluded from the safe harbor for forward-looking statements. See Section 21E(b)(2)(B) & (D) of the Securities Exchange Act of 1934.


STATEMENT OF ADDITIONAL INFORMATION

Investment Objectives and Policies
8. Under the heading "Investment Practices," please disclose the limit to which the Fund may invest in options, if any.

Investment Advisory and Administrative Arrangements
9. Please revise the disclosure so as to discuss all of the material factors considered by the Board. Do not merely list the issues. The discussion should relate the issues to the specific circumstances of the registrant and the Investment Adviser. Describe in reasonable detail the decisions reached by the Board that formed the basis of its decision to approve the contract. Avoid conclusory statements.
See Item 18.13 of Form N-2 and the discussion in Release No. IC-24816, "Role of Independent Directors of Investment Companies," (February 15, 2001).

Financial Statements
10. Pursuant to Article 3-18(c) of Regulation S-X, if the most current statement of assets and liabilities in a filing is as of a date 245 days or more prior to the date the filing is expected to become effective, the financial statements shall be updated with a statement of assets and liabilities as of an interim date within 245 days. In addition, the statements of operations and changes in net assets shall be provided for the interim period between the end of the most recent fiscal year and the date of the most recent interim statement of assets and liabilities filed. The financial statements incorporated by reference are as of December 31, 2003 which is more than 245 days prior to the effective date of this filing.

GENERAL

11. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

12. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the Fund`s final pre-effective amendment.

13. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

14. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 of the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

TANDY LETTER

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, please furnish a letter acknowledging that
* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

   We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

			*		*		*		*

	Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 of the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

	If you have any questions about these comments, please call me at 202-942-0542.

								Sincerely,



								Laura E. Hatch
								Staff Accountant

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Edward J. Meehan, Esq.
September 30, 2004
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